 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Ambrx Biopharma Inc.
(Name of Issuer)

Ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

02290A102**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. This CUSIP number is for the Issuer’s American Depositary Shares, each representing seven Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02290A102	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
HOPU Reunion Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
38,952,409

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
38,952,409

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,952,409

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Based on 437,791,970 Ordinary Shares (as defined herein) outstanding as of August 31, 2023, as reported by the Issuer (as defined herein) on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2023.

CUSIP No. 02290A102	Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

Ambrx Biopharma Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10975 North Torrey Pines Road
La Jolla, CA 92037

Item 2(a).	Name of Person Filing:

HOPU Reunion Company Ltd. (the “Reporting Person”)

Items 2(b).	Address of Principal Business Office or, if none, Residence:

Willow House, Cricket Square, Floor 4
Grand Cayman KY1-9010, Cayman Islands

Items 2(c).	Citizenship:

Cayman Islands

Item 2(d).	Titles of Classes of Securities:

Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”)

Item 2(e).	CUSIP NUMBER:

The Ordinary Shares have no CUSIP number. The CUSIP number for the Issuer’s American Depositary Shares, each representing seven Ordinary Shares, is 02290A102.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of each of December 31, 2021 and the date hereof, the Reporting Person may be deemed the beneficial owner of the 38,952,409 Ordinary Shares.  The Ordinary Shares may be represented by American Depositary Shares, each representing seven Ordinary Shares.

(b) Percent of class:

As of December 31, 2021, the Reporting Person may have been deemed the beneficial owner of approximately 13.0% of the Ordinary Shares outstanding (based on 300,015,224 Ordinary Shares outstanding as of December 31, 2021, as reported by the Issuer on Form 20-F filed with the Commission on April 26, 2022).

As of the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 8.9% of the Ordinary Shares outstanding (based on 437,791,970 Ordinary Shares outstanding as of August 31, 2023, as reported by the Issuer on Schedule 14A filed with the Commission on September 15, 2023).

CUSIP No. 02290A102	Page 4 of 5 Pages
(c) Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:	38,952,409
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	38,952,409
(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification (if filing pursuant to Rule 13d-1(d)).

Not applicable.

CUSIP No. 02290A102	Page 5 of 5 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2023

HOPU REUNION COMPANY LTD.

	By:	/s/ Xiaowei Chang
	Name:	Xiaowei Chang
	Title:	Director